UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

April 5th ,2023

Messrs.

COMISIÓN NACIONAL DE VALORES

Subgerencia de Sociedades Emisoras

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: EDENOR S.A -Material fact

Class action

Dear Sirs:

On behalf of Empresa Distribuidora y Comercializadora Norte S.A. (indistinctly, “EDENOR” or the “Company”) in compliance with the applicable regulations, i hereby inform you that the Company has been notified of a class action lawsuit entitled "Defensoría del Pueblo CABA y otros contra Edesur S. A. y otros sobre relación consumo" (Expte. N° 30815/2023) which has been filed before the Secretariat of Consumer Affairs No. 3 of the Contentious-Administrative Court of the City of Buenos Aires.

                  The Ombudsman requested the implementation of effective information channels with users and the imposition of fines to the distribution companies for punitive damages due to the alleged lack of fulfillment of the users' information rights.

                   In accordance with the above mentioned, and regarding  the precautionary measure requested, the creation of a working group between the parties involved in the case and the summoning of hearings was ordered.

                  The Company is analysing its terms and defense together with its legal advisors, considering that it is unlikely that a resolution would be unfavorable to it.

Yours faithfully,

María José Van Morlegan

Attorney in fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: April 06, 2023